SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on March 5, 2021.

BUENOS AIRES, ARGENTINA – March 5, 2021 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY), reports that having finished the pre emptive rights subscription period, the Company's shareholders have subscribed the amount of 87,264,898 new additional shares, that is 97% of the shares offered, and have requested through the accretion right 26,017,220 additional new shares, for which 2,735,102 new shares will be issued, completing the total issuance of 90,000,000 new shares (or their equivalent in ADSs) offered. Likewise, 90,000,000 options will be issued that will entitle the holders through their exercise to acquire up to 90,000,000 additional new shares.

The issue and settlement date for the new shares will be March 9, 2021 and for the options will take place within 10 business days after the new shares and new ADSs were credited.

After this capital increase, the outstanding shares of the Company will amount to 591,642,804 common shares or 59,164,280 ADSs.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 5, 2021